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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                PST Vans, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  693934-10-1
        _______________________________________________________________
                                (CUSIP Number)

                                 Ray M. Harlin
        Executive Vice President - Finance and Chief Financial Officer
                         U.S. Xpress Enterprises, Inc.
                           2931 South Market Street
                         Chattanooga, Tennessee 37410
                                (423) 697-7377
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With a Copy to:
                             Hugh F. Sharber, Esq.
                              Miller & Martin LLP
                        Suite 1000, Volunteer Building
                              832 Georgia Avenue
                         Chattanooga, Tennessee 37402

                                 July 7, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 693934-10-1
          -----------


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      U.S. Xpress Enterprises, Inc.
      62-1378182

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS*
      WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
      N/A

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Nevada



     NUMBER OF     7    SOLE VOTING POWER
      SHARES              206,800 shares of Common Stock, $0.001 par value per
   BENEFICIALLY           share
     OWNED BY      8    SHARED VOTING POWER
       EACH             2,203,327 shares of Common Stock, $0.001 par value per
    REPORTING           share
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                206,800 shares of Common Stock, $0.001 par value per
                          share
                  10      SHARED DISPOSITIVE POWER
                                0 shares of Common Stock, $0.001 par value per share
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,410,127 shares of Common Stock, $0.001 par value share


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       56.5%

14    TYPE OF REPORTING PERSON*
      CO


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ITEM 1.            SECURITY AND ISSUER

              This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock "), of PST Vans, Inc., a Utah corporation ("PST"). The principal executive offices of PST are located at 1901 West 2100 South, Salt Lake City, Utah 84119.

ITEM 2.            IDENTITY AND BACKGROUND

              This statement is being filed by U.S Xpress Enterprises, Inc.("U.S. Xpress"), a Nevada corporation, having its principal executive offices at 2931 South Market Street, Chattanooga, Tennessee 37410, telephone (423) 697-7377.

              U.S. Xpress provides transportation and logistics services in the United States, Canada and Mexico. U.S. Xpress is one of the ten largest truckload carriers in the United States and is a leader in the adoption of proved new technologies as a means of reducing costs and providing better service to its customers.

              Certain information with respect to the directors and executive officers of U.S. Xpress is set forth in Schedule 1 attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information. All directors and executive officers of U.S. Xpress are employed at, or retained as directors at, 2931 South Market Street, Chattanooga, Tennessee 37410. All directors and executive officers of U.S. Xpress are citizens of the United States.

              Neither U.S. Xpress, nor to the best of its knowledge, any director, executive officer or controlling person of U.S. Xpress has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either U.S. Xpress or any director, executive officer or controlling person of U.S. Xpress was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


              U.S. Xpress acquired beneficial ownership of 2,203,327 shares of the Common Stock of PST Vans pursuant to Voting Agreements (as defined and described in Item 6 below) entered with certain shareholders of PST Vans (the "Shareholders") representing approximately 51.6 percent of the issued and outstanding shares of Common Stock of PST Vans (the "Shares"). U.S. Xpress requested that the Shareholders of PST Vans enter into the Voting Agreements as a condition to U.S. Xpress's willingness to enter the Merger Agreement (as defined and described in Item 4 below).No additional consideration was given in exchange for the Voting Agreements. The Voting Agreements do not contemplate a purchase of the Common Stock by U.S. Xpress.

              Prior to the date the Voting Agreements were entered, U.S. Xpress had acquired 206,800 shares of Common Stock of PST Vans on the open market on June 12, 1998 at a price of $6.25 per share for an aggregate purchase price of $1,292,500. U.S. Xpress obtained the funds for this purchase from its general corporate funds. These shares represented approximately 4.8 percent of the issued and outstanding shares of Common Stock of PST Vans. When aggregated with the Shares subject to the Voting Agreements, U.S. Xpress possesses beneficial ownership of 2,410,127 shares of the Common Stock of PST Vans representing approximately 56.5 percent of the issued and outstanding shares of Common Stock of PST Vans.

                                       3

ITEM 4.    PURPOSE OF TRANSACTION

      On July 7, 1998, U.S. Xpress entered into an Agreement and Plan of Merger (the "Merger Agreement") with PST Vans. Subject to the satisfaction or waiver of certain terms and conditions of the Merger Agreement, PST Vans will merge with and into a wholly-owned subsidiary of U.S. Xpress and, as a result of the Merger, PST Vans will cease to exist with the directors and officers of the wholly-owned subsidiary continuing as directors and officers of the surviving corporation. Each of the shares of the Common Stock of PST Vans outstanding immediately prior to the effective time of the Merger (other than shares already owned by U.S. Xpress) will be converted into the right to receive $2.71 in cash and 0.2381 shares of the Class A common stock of U.S Xpress. The purpose of entering the Voting Agreements and the transactions contemplated thereby is to facilitate the approval of the Merger.

      The transactions contemplated in the Merger Agreement will result in the Common Stock of PST Vans ceasing to be quoted on the Nasdaq Stock Market and becoming eligible for termination of registration pursuant to Section 12(g)(A) of the Act.

      The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

      U.S. Xpress may elect to purchase additional shares of the Common Stock of PST Vans in open market transactions from time to time.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      (a) & (b) Pursuant to the proxy granted in the Voting Agreements, U.S. Xpress has the shared power to vote, or to direct the vote of, an aggregate of 2,203,327 shares of Common Stock of PST Vans, representing approximately 51.6 percent of the issued and outstanding Common Stock of PST Vans.

      (c) On June 12, 1998, U.S. Xpress acquired, in the aggregate, 206,800 shares of Common Stock of PST Vans on the open market at a price of $6.25 per share.

      (d) The Shareholders, based on their respective ownership of the Shares, shall have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from any sale of the Common Stock of PST Vans. The identity of the Shareholders is set forth in the Voting Agreements, a copy of which is filed as Exhibits 99.2 and 99.3 to this
      Schedule 13D and is incorporated herein by reference.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to Voting Agreements dated July 7, 1998, between U.S. Xpress and the Shareholders (the "Voting Agreements"), each Shareholder has agreed (and the Voting Agreement includes the Shareholders agreement to issue an irrevocable proxy to U.S. Xpress with respect to the Shares owned by each Shareholder), to vote (or cause to be voted) all Shares (as defined in the Voting Agreements) in favor of the Merger.

      Each Shareholder has also agreed, until the termination of the Voting Agreements, among other things, not to, directly or indirectly, (i) take any action to seek, encourage or support, or participate in any way in discussions or negotiations with, or provide any information, data or assistance to any party other than U.S. Xpress or its wholly-owned subsidiary concerning the acquisition of the Shares or other securities or assets of PST Vans, (ii) grant any proxy with respect to the Shares to any person other than U.S. Xpress, (iii) vote the Shares in favor of the dissolution of PST Vans, or a merger, consolidation, sale of assets or other transaction other than the Merger, or (iv) take any other action intended to frustrate the Merger. Each Shareholder also agreed to cooperate with U.S. Xpress in making any regulatory filings required in connection with the Merger and to waive any right to dissent from the Merger to obtain payment of the fair value of the Shares.

The foregoing summary of the terms of the Voting Agreements is qualified in its entirety by reference to the copies of the Voting Agreements attached as Exhibits 99.2 and 99.3 and incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             99.1 Agreement and Plan of Merger dated as of July 7, 1998, by and among U.S. Xpress and PST Vans.

             99.2 Voting Agreement dated as of July 7, 1998, by and between U.S.
                  Xpress and The Bank of New York.

             99.3 Voting Agreement dated as of July 7, 1998, by and between U.S.
                  Xpress and Kenneth R. Norton.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          U.S. XPRESS ENTERPRISES, INC.

                                          BY: /s/ Ray M. Harlin
                                             ---------------------------------
                                             Ray M. Harlin
                                             Executive Vice President - Finance
                                               and Chief Financial Officer

Date: July 17, 1998

                                  SCHEDULE I

                DIRECTORS AND EXECUTIVE OFFICERS OF U.S. XPRESS

James B. Baker has served as an outside director of the Company since 1994. Mr. Baker has been a partner in River Associates, LLC since 1993. Previously, Mr. Baker was employed by CONSTAR International, Inc. as a Senior Vice President from 1988 to 1991 and as the President and Chief Operating Officer from 1991 to 1992. Mr. Baker is also a director of Wellman, Inc. (chemical company).

Steven J. Cleary joined the Company in 1991 as Director of Human Resources and was named Vice President of Human Resources and Safety in 1994 and Executive Vice President of Human Resources in 1996. He was named Chief Executive Officer and General Manager of CSI/Crown in 1997 and President of CSI/Crown later in 1997. Prior to joining the Company, he served in operations and human resources management positions for Ryder Distribution Services and Rollins Transportation Services.

Robert P. Corker, Jr. has served as an outside director of the Company since May, 1998. Mr. Corker has served as President of Corker Group, Inc., a commercial real estate developer, since 1982. From 1995 to 1996, Mr. Corker served as Commissioner of Finance and Administration for the State of Tennessee. Mr. Corker is also a director of JDN Realty, Inc., a real estate investment trust.

William K. Farris was named Executive Vice President - Operations of the Company and President of U.S. Xpress in 1996. He previously had served as Vice President of Operations of the Company since 1993. Prior to that, Mr. Farris was Vice President of Operations of Southwest Motor Freight, a former operating subsidiary of the Company, from 1991 to 1993. Mr. Farris was first elected a director of the Company in 1994.

Max L. Fuller has served as Co-Chairman of the Board of the Company since March 1994 and Vice President and Secretary of the Company since 1985. Mr. Fuller was first elected a director of the Company in 1985.

Ray M. Harlin joined the Company in 1997 as Executive Vice President - Finance and Chief Financial Officer. He was elected a Director in August 1997. Mr. Harlin was employed for 25 years with the public accounting firm of Arthur Andersen LLP. He was a partner with that firm for the last 14 years.

Alan J. Hingst co-founded JTI, Inc. in 1985 with David R. Parker and has served as it President since 1986. He has been employed in the transportation industry for 33 years.

E. William Lusk, Jr. has served as Vice President - Marketing of the Company since 1991 and was named an Executive Vice President of the Company in 1996. Mr. Lusk previously served as Vice President of U.S. Xpress from 1987 to 1990. Mr. Lusk was first elected a director of the Company in 1994.

David R. Parker has served as Chairman of JTI, Inc. since co-founding the company with Alan J. Hingst in 1985. Prior to that, Mr. Parker served as Vice President and General Counsel of Crete Carrier Corp. and affiliated companies.

Ronald E. Pate joined the Company in 1994 as Assistant Director of Maintenance. He was named Director of Maintenance later that year and was named Executive Vice President of U.S. Xpress Leasing, Inc., the Company's equipment leasing and maintenance subsidiary, in 1995. He was named President of U.S. Xpress Leasing, Inc. in 1996. Prior to joining the Company, Mr. Pate was Vice President of Chattanooga Operations for Universal Tire Company in Chattanooga, Tennessee.

Patrick E. Quinn has served as Co-Chairman of the Board of the Company since March 1994 and President and Treasurer of the Company since 1985. Mr. Quinn was first elected a director of the Company in 1985.

Robert J. Sudderth, Jr. has served as an outside director of the Company since May, 1998. Mr. Sudderth has served as Chariman and Chief Executive Officer of SunTrust Bank, Chattanooga, N.A. since 1989. Mr. Sudderth is also a director of SunTrust Service Corporation and Dixie Group, Inc., a textile company.

A. Alexander Taylor, II has served as an outside director of the Company since 1994. Mr. Taylor was named President and Chief Operating Officer of Chattem, Inc., a consumer products company, in January 1998. Prior to that, Mr. Taylor had served as a partner with the law firm of Miller & Martin LLP since 1983. Mr. Taylor is also a director of Chattem, Inc.

                                       5
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                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION

99.1 Agreement and Plan of Merger dated as of July 7, 1998, by and among U.S. Xpress and PST Vans.

99.2             Voting Agreement dated as of July 7, 1998, by and between U.S.
                 Xpress and The Bank of New York.

99.3             Voting Agreement dated as of July 7, 1998, by and between U.S.
                 Xpress and Kenneth R. Norton.


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